UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934
For the month of May 2011
Commission file number: 000-27648
VOCALTEC COMMUNICATIONS LTD.
(Translation of registrant’s name into English)
12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

VOCALTEC COMMUNICATIONS LTD.
VocalTec Communications Ltd. (Nasdaq: CALL), the company that invented voice over IP (VoIP) and sold over seven million magicJacks®, reported today that all of the proposals presented at the company’s extraordinary general meeting of shareholders held on April 28, 2011 were approved, including the election of a new external director and a change in the company’s name.
At the meeting, the shareholders approved a change in the company’s name to magicJack VocalTec Ltd. or to a similar name approved by the Israeli Registrar of Companies. The company’s name will change following approval of the new name by the Israeli Registrar of Companies.
The Shareholders also approved to elect the Ms. Tali Yaron-Eldar as an external shareholder. Since January 2004, she has served as the Chief Executive Officer of Arazim Investment Company, a publicly traded real estate investment company. She was a partner with the law firm Cohen, Yaron-Eldar & Co. from January 2007 to March 2007, when she became a partner with the law firm of Tadmor & Co. Ms. Yaron-Eldar has also served in a variety of public positions, including Chief Legal Advisor of the Customs and V.A.T. Department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. She currently serves as a director of Rosetta Genomics Ltd., a biotech company traded on Nasdaq; Menofim Finansim Ltd., a real estate company traded on the Tel Aviv Stock Exchange; EMI-Insurance, a mortgage insurance company, and Juno Capital. Ms. Yaron-Eldar holds an MBA, specializing in finance, and an LLB from Tel Aviv University and is a member of the Israeli Bar Association.
The shareholders also approved the terms of remuneration of Ms. Tali Yaron-Eldar and Mr. Yoseph Dauber, the company’s external directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOCALTEC COMMUNICATIONS LTD. (Registrant)
By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer